

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

August 27, 2010

David Saltrelli
President and Director
Calibert Explorations, Ltd.
645 Bayway Boulevard
Clearwater Beach, Florida 33767

      Re: **Calibert Explorations, Ltd.**
               Form 10-K for the Year Ended November 30, 2009
               Filed March 15, 2010
               File No. 000-53346

Dear Mr. Saltrelli:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Karl Hiller
                    Branch Chief